Mail Stop 3561

November 21, 2008

Gregory T. Stevens, Esq.
Executive Vice President, General Counsel and Secretary
Emdeon Inc.
26 Century Blvd., Suite 601
Nashville, TN 37214

      Re: **Emdeon Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed November 10, 2008
              File No. 333-153451

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please note the updating requirement of Rule 3-12(a) of Regulation S-X. We also remind you to provide an updated consent from the independent registered public accounting firm.

2. Please revise the registration statement throughout to avoid overuse of the term "certain." Please provide the specific details of the matters referenced instead of using the term "certain" as a shorthand reference to other matters.

Cover Page of Prospectus

3. We note your response to comments one and two from our letter dated October 10, 2008. Please disclose the number of shares you plan to register in your next

amendment as well as all other information that is not permitted to be omitted pursuant to Rule 430A.

Industry and Market Data, page i

4. We have reviewed your responses to comments five and six from our letter dated October 10, 2008; however, additional or revised support may be needed for the following statements.

   - Please provide additional support for your belief that 90% of your revenues are generated from transactions where you have a leading market position as it is unclear from your supplemental materials how you made this determination.
   - Please either revise the claim that "the cost of healthcare administration is estimated to be $360 billion in 2008, or 17% of total healthcare expenditures" as a belief or provide additional support for the estimates.
   - Please revise the assertion that "60% of healthcare expenses not collected from individuals at the time of care are estimated to become bad debt for a typical provider" to more closely align with the support provided that a 1% increase in self-pay leads to a 60% increase in bad debt.
   - Please provide additional support for your claim that "due to an increased number of drug prescriptions authorized by providers and an industry-wide shortage of pharmacists, pharmacies and pharmacy benefit managers must increasingly be able to efficiently process transactions in order to maximize their productivity and better control prescription drug costs" as the support you provide does not appear to be as broad as the claims you make.

Prospectus Summary, page 1
Corporate History and Organizational Structure, page 4

5. We note your response to comment nine from our letter dated October 10, 2008, including the supplemental information regarding the effects of the company's current credit facilities on the high vote/low vote capital structure. Please add such disclosure to the registration statement so that investors have a clear picture of the reasons for implementing such a structure and the possibility that the structure will not be necessary or desirable in the future.

Risk Factors, page 16
"We have a substantial amount of indebtedness …" page 21

6. We note your response to comment 11 from our letter dated October 10, 2008 as well as the revisions to the risk factors. Please make similar revisions to the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations or provide us with

your analysis as to why such disclosure is unnecessary in light of the expanded risk factors.

Unaudited Pro Forma Financial Information, page 45

7.   We note your response to our comment 17 from our letter dated October 10, 2008. You state that some of the factors identified in EITF Topic D-97 that would be indicative of an investor not being part of a collaborative group existed at the time of the 2008 Transaction. Please provide us a detailed analysis that addresses each factor (independence, risk of ownership, promotion, and subsequent collaboration) with respect to the investor groups that acquired the remaining 48% interest in EBS Master from HLTH. Further, please identify the factors that you believed may refute the presumption that a collaborative group existed at the time of the 2008 Transaction. We may have further comment.

8.   We note your response to comment 19 from our letter dated October 10, 2008. We reissue a portion of our prior comment to ask that you please expand the notes to your pro forma financial statements to disclose each of the components and related amount you have included in the calculation of the estimated impact of the tax receivable agreements. In this regard, please expand your disclosure to show how you have calculated the adjustment identifying the entity that originally purchased the EBS Master Interest and the related cash savings attributable to that interest.

9.   We note your pro forma adjustment (2) on page 49 reflects a liability only for the cash savings attributable to purchases of EBS Master interests that occurred prior to the offering and for cash savings that will be realized in connection with this offering. Please expand your disclosure to quantify the anticipated effect of the tax receivable agreements on future exchanges of EBS Units for shares of common stock.

10.   Please expand note (4)(f) on page 50 to clarify the adjustment in minority interest by illustrating how you calculated the amount and indicating what group held the minority interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53
Overview, page 53

   11. We note the revised disclosure on pages 53 and 54 related to the development of new products and services and that such products and services are likely to require "substantial expenditures." Please expand this disclosure here and elsewhere in Management's Discussion and Analysis of Financial Condition and

Results of Operations, as appropriate, to indicate the likely timing and amount of such expenditures as well as the sources of funds likely to be used.

12. Please provide examples of how changing demographic trends affecting the healthcare industry such as aging and population growth could affect the way you operate your business. For example, please disclose if you expect such changes to increase the number of transactions to be processed, resulting in an increase in revenues offset by increased infrastructure necessary to process additional transactions.

Critical Accounting Policies, page 57

13.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and given the significance of goodwill to your total assets, please disclose the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- Why management selected the income approach as being the most meaningful for the company in preparing the goodwill impairment analyses.
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- How the assumptions and methodologies used for valuing goodwill in the current year have changed, if so, since the prior year highlighting the impact of any changes.

Year Ended December 31, 2007 Compared to the Period from January 1, 2006 through November 15, 2006 (Predecessor) and the Period from November 16, 2006 through December 31, 2006 (Successor), page 64

14.   We note your response to comment 25 from our letter dated October 10, 2008. Please note it is not appropriate to combine information for successor/predecessor periods and discuss such results irrespective of management's belief that it is the most meaningful comparison of the results. You should present a discussion of the historical stub periods. Such discussion would focus on the key metrics of the stub period such as margin or expenses as a percentage of revenues. We realize discussion of the stub periods per se would not allow for comparisons to be made between the annual periods. Therefore we would not object to a supplemental analysis and pro forma presentation prepared in accordance with Article 11 of S-X for the year in which the acquisition took place (2006) compared to a pro forma presentation for the immediately preceding year (2005) including the impact of interest, depreciation and amortization directly affected by the 2006 Transaction.

Gregory T. Stevens, Esq.
Emdeon Inc.
November 21, 2008
Page 5

The supplemental presentation and discussion should be in addition to the historical discussion of the stub periods with no greater prominence. You should provide disclosure to explain how the pro forma presentation was derived and why you believe such presentation to be useful as well as any potential risks associated with using such a presentation.

Executive Compensation, page 103
Compensation Discussion and Analysis, page 103
Annual Cash Bonuses, page 105

15. We note your response to comment 30 from our letter dated October 10, 2008. Please disclose the reasons that the compensation committee determined to exclude certain amounts from EBITDA in connection with the calculation of bonuses for the named executive officers.

Principal and Selling Stockholders, page 114

16. We note your response to comment 38 from our letter dated October 10, 2008. Please provide us additional information about the amount of securities to be sold by the selling stockholders. We may have further comment.

Certain Relationships and Related Transactions, page 119

17. We note your response to comment 40 from our letter dated October 10, 2008. Please disclose in the registration statement that each of the Fifth Amended and Restated EBS Master LLC Agreement, the Stockholders Agreement, the Tax Receivable Agreements and General Atlantic's and H&F's Investment and Use of Proceeds and Indemnification Agreements are not on terms available from third parties.

Notes to Consolidated Financial Statements, December 31, 2007
Note 1. Organization, page F-7

18. We note your response to comment 46 from our letter dated October 10, 2008. Please contrast for us the rights, privileges, claim to your assets, and any other settlement terms or economic rights of holders of EBS Units in EBS Master versus a holder of Class B common stock in Emdeon, Inc.

19. We note your responses to our comments 46 and 47 from our letter dated October 10, 2008. You state the reorganization transactions involve an identical ownership exchange among entities and the economic interests of all parties to the transaction are identical both before and after the reorganization transactions. In this regard, it is still not evident that there is mirror ownership before and after the transaction. We note Annex B where you illustrate the ownership percentage of

the H&F Equityholders as a group is the same before and after the transaction however there are several different partnerships comprising H&F Equityholders which are different before and after the reorganization. Explain how you determined there was identical ownership exchange among the entities. Clarify how H&F Harrington AIV I, L.P.'s 11.77% interest in EBS Master before the reorganization is the same as after the reorganization. If ownership in the various H&F partnerships is not identical after the reorganization, please explain your basis for your analogy to FTB 85-5. Further, please tell us the value of the 11.77% interest held by H&F Harrington AIV I, L.P. in EBS Master and explain why the limited partnership would distribute this interest in EBS Master for no consideration.

Note 2. Summary of Significant Accounting Policies, page F-9
Minority Interest, page F-9

20. We note your response to comment 45 from our letter dated October 10, 2008 regarding the adjustment to paid-in capital to reflect the excess of fair value over predecessor basis of minority interests. Further you note HLTH's 48% ownership from the 2006 Transaction was in a net deficit position as of December 31, 2006 and 2007. Please expand your disclosure to provide a reconciliation of HLTH's 48% minority interest to the deficit position as of December 31, 2006 and 2007 beginning with its book value attributable to the predecessor of $418,494.

Goodwill and Intangible Assets, page F-11

21. We note your response to comment 48 from our letter dated October 10, 2008. You state you have no contracts with specified terms that equate to the amortization period. Please tell us the terms of the average contract including renewal terms. Further, please tell us over what period the attrition rate was determined, whether there has been any change in the attrition rate since the 2006 Transaction, and if so, the changes in the attrition rate since the 2006 Transaction.

Note 10. Long-Term Debt, page F-19

22. We note your response to comment 53 from our letter dated October 10, 2008. We reissue a portion of our comment to ask that you please disclose the amount of any retained earnings or net income restricted or free of restrictions. Reference is made to Rule 4-08(d)(2) of Regulation S-X.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP